UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Compugen Ltd.

Martin Gerstel, chairman of Compugen, informed the Company today that he intends to begin to sell in 2016 a portion of the Compugen shares he beneficially owns or has in the form of vested options.  It is anticipated that any such sales would be made pursuant to 10b5-1 trading plans and subject to market conditions.  Mr. Gerstel has also informed the Company that this intention relates solely to reducing his equity ownership in certain publicly traded companies including Compugen pursuant to an estate planning program.

There is no regulatory requirement for making this advance disclosure regarding transactions intended to begin in 2016, and it is being made solely at the request of Mr. Gerstel.  Mr. Gerstel has been Chairman, CEO or Co-CEO of Compugen since 1997. During that time period he acquired approximately 1.8 million shares of Compugen stock at a total cash investment cost of approximately $5.3 million, of which approximately $4.7 million was paid with respect to open market purchases and he has made no sales of CGEN securities. In addition, Mr. Gerstel holds options for approximately 835,000 shares, of which approximately 677,000 are currently exercisable.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185910 and 333-198368.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: October 28, 2014	By:	/s/ Ari Krashin
Ari Krashin CFO